                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                             THE CENTRIS GROUP, INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    91182200
                                 (CUSIP Number)

                               Michael J. Halpern
                      1999 Avenue of the Stars, Suite 1950
                          Los Angeles, California 90067
                                 (310) 201-7795
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 17, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].























                                Page 1 of 7 Pages

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 91182200                                     Page 2 of 7 Pages
-------------------                                    ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Dorchester Partners, L.P.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                            (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     WC
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     359,100
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     359,100
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     359,100
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                               [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
     PN
==============================================================================

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 91182200                                Page 3 of 7 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Dorchester Advisors, Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                 (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     AF
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     California
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     359,100
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     359,100
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     359,100
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                               [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
     CO
==============================================================================

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 91182200                                     Page 4 of 7 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Michael J. Halpern
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                            (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     AF
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
     0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     359,100
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     359,100
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     359,100
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
     IN
==============================================================================

                                                       Page 5 of 7 Pages

                                 SCHEDULE 13D

          This Amendment No. 3 to Schedule 13D is filed by (i) Dorchester Partners, L.P., a Delaware limited partnership ("Partners"), (ii) Dorchester Advisors, Inc., a California corporation ("Advisors"), and (iii) Michael J. Halpern, an individual ("Halpern"), (collectively, the "Reporting Persons") and amends the Schedule 13D filed on November 21, 1996, as amended by Amendment No. 1 on January 3, 1997 and Amendment No. 2 on December 1, 1997, as follows:


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on February 17, 1998, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding in the Issuer's Form 10-Q as of September 30, 1997).

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
Partners                      359,100                           6.0%
-----------------------------------------------------------------------------
Advisors(1)                   359,100                           6.0%
-----------------------------------------------------------------------------
Halpern(2)                    359,100                           6.0%
-----------------------------------------------------------------------------

(1) By virtue of its position as the general partner of Partners, Advisors may be deemed to beneficially own the shares of Common Stock held by Partners.

(2) Halpern does not directly own any Common Stock, but, by virtue of his control over the investment and voting decisions of Advisors (and therefore, Partners), Halpern may be deemed to own beneficially the Shares held by Partners.

       (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days. Unless otherwise noted, each of the transactions set forth below reflects a sale effected ________________.


==============================================================================
Trade Date         Price Per Share         Partners          Halpern
-----------------------------------------------------------------------------
02/12/98                 $25.75                36,000           24,000
-----------------------------------------------------------------------------
02/13/98                 $25.50                   0             16,000
-----------------------------------------------------------------------------
02/17/98                 $25.25                18,300            1,700
-----------------------------------------------------------------------------
02/18/98                 $25.25                 5,000              0
-----------------------------------------------------------------------------
/TABLE

                                                Page 6 of 7 Pages

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1998

DORCHESTER ADVISORS, INC.

  By:
       ----------------------------------
       Michael J. Halpern
       President

DORCHESTER PARTNERS, L.P.

  By:  DORCHESTER ADVISORS, INC.
       as General Partner
  By:
       -----------------------------------
       Michael J. Halpern
       President



-------------------------------
Michael J. Halpern

108353

                                                         Page 7 of 7 Pages

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1998

DORCHESTER ADVISORS, INC.

  By:  /s/ Michael J. Halpern
       ----------------------------------
       Michael J. Halpern
       President

DORCHESTER PARTNERS, L.P.

  By:  DORCHESTER ADVISORS, INC.
       as General Partner

  By:  /s/ Michael J. Halpern
       -----------------------------------
       Michael J. Halpern
       President


/s/ Michael J. Halpern
-------------------------------
Michael J. Halpern


108353